BLEICHROEDER ACQUISITION CORP. I

1345 Avenue of the Americas, Fl 47
New York, NY 10105

October 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Stacie Gorman
Pam Long

Re:	Bleichroeder Acquisition Corp. I
Registration Statement on Form S-1
Filed July 12, 2024, as amended File No. 333-280777

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC, as representative of the underwriters, hereby join in the request of the Registrant for the acceleration of the effective date of the above-referenced Registration Statement, so that it will become effective at 4:45 p.m. ET on October 31, 2024, or as soon as thereafter practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

/s/ Jerry Serowik
Jerry Serowik
Senior Managing Director

cc:	Reed Smith LLP